EXHIBIT 14.1

BELVEDERE TRUST MORTGAGE CORPORATION

CORPORATE CODE OF CONDUCT

Belvedere Trust Mortgage Corporation (“Belvedere”) strives to conduct its business in accordance with the highest ethical standards and in compliance with all applicable governmental laws, rules and regulations. Belvedere believes that is imperative that its officers, directors and employees act at all times in an honest and ethical manner in connection with their service to Belvedere. The principles of integrity, accountability and fair dealing are the cornerstone of Belvedere’s business, and are critical to its future success.

The following information constitutes Belvedere’s corporate Code of Conduct, which applies to all Belvedere officers, directors and employees. This Code of Conduct is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002 and the listing standards of the New York Stock Exchange (“NYSE”), and is applicable to Belvedere’s principal executive officer, principal financial and accounting officer and controller or persons performing similar functions. Any waiver of this Code of Conduct for any of Belvedere’s executive officers or directors may be made only by the Board of Directors and must be promptly disclosed to stockholders, as required by applicable law.

I. Compliance with Applicable Laws

Belvedere is committed to conducting its business in strict compliance with all applicable governmental laws, rules and regulations, including but not limited to laws, rules and regulations related to securities, labor, employment and workplace safety matters. All Belvedere officers, directors and employees are expected at all times to conduct their activities on behalf of Belvedere in accordance with this principle. Any violation of applicable laws, rules or regulations by an Belvedere employee, officer or director should be reported immediately to Belvedere’s Chief Financial Officer or another member of Belvedere’s senior management.

As a public reporting company, with our stock trading on the NYSE, we are subject to regulation by the Securities and Exchange Commission (“SEC”) and the NYSE, and compliance with Federal securities laws and regulations, as well as state and local laws. Belvedere insists on strict compliance with the spirit and the letter of these laws and regulations.

II. Conflicts of Interest

A “conflict of interest” exists any time employees, officers or directors face a choice between what is in their personal interest (financial or otherwise) and the interest of Belvedere. A conflict of interest also exists when an employee, officer or director takes actions or has interests that make it difficult to perform effectively his or her duties on behalf of Belvedere. When a conflict of interest arises, it is important that employees act with great care to avoid even the appearance that their actions were not in Belvedere’s best interests. This obligation applies to both business relationships and personal activities. If you find yourself in a position where your objectivity may be questioned because of individual interest or family or personal relationships, notify Belvedere’s Chief Financial Officer immediately.

Personal Business Relationships and Activities:

Belvedere’s employees, officers and directors must plan personal relationships and business affairs so as to avoid situations that might lead to actual or perceived conflicts between the self-interest of such individuals and their obligations and duties to Belvedere and its stockholders. Any financial interest held by an Belvedere employee, officer or director in a financial institution or other entity with whom Belvedere has business dealings, or an Belvedere competitor (other than interests of less than 2% of the outstanding securities of competitors whose securities are publicly traded) must be disclosed to and approved in advance by Belvedere’s Board of Directors.

Conflicts of interest also arise when an Belvedere employee, officer or director, or a member of his or her family, receives improper benefits as a result of his or her position with Belvedere. An example of such an improper benefit would be a loan or loan guarantee from Belvedere or any of its subsidiaries to any Belvedere employee, officer or director. Such loans or loan guarantees, as well as other similar conflicts of interest, are prohibited by this Code of Conduct.

Belvedere’s Board of Directors will determine if a proposed transaction or relationship would involve a conflict of interest. If it is appropriate to grant an exception from this Code of Conduct, the exception will be promptly disclosed to the public as required by applicable law and regulation.

Organizational Relationships:

Belvedere employees, officers and directors may not:

•	Acquire a direct or indirect financial interest in the business of any financial institution or other entity with whom Belvedere has business dealings, or an Belvedere competitor (other than de minimus interests of less than 2% of the outstanding securities of competitors whose securities are publicly traded) unless such interest is disclosed to and approved in advance by Belvedere’s Chief Financial Officer.

•	Enter into a business relationship on Belvedere’s behalf with an immediate family member or with a company that the employee or immediate family member has a substantial financial interest unless such relationship is disclosed to and approved in advance by Belvedere’s Board of Directors. Immediate family member includes the employee’s spouse or domestic partner, the employee’s and/or the employee’s spouse’s or domestic partner’s grandparents, parents, siblings, children, grandchildren, aunts, uncles, nephews and nieces.

•	Accept, directly or indirectly, anything (including gifts) of a nature or value that could create the appearance that the person providing the gift is receiving or will receive favorable prices, terms, and conditions of sale, purchase orders, or other preferential treatment from Belvedere. This extends to financial institutions, vendors, entities or individuals currently doing or seeking to do business with Belvedere or any Belvedere entity.

Participate in other employment (including self-employment) or serve as an officer, director, partner or consultant for other organizations unless such activity is disclosed to and approved by Belvedere’s Board of Directors. Such activity is prohibited under any circumstances if it interferes with your ability to act in the best interests of Belvedere, requires you to proprietary, confidential or non-public information, procedures, plans or techniques of Belvedere, or creates an appearance of impropriety.

Corporate Opportunities:

Belvedere’s employees, officers and directors owe a duty to Belvedere to advance its legitimate interests when the opportunity to do so arises. For this reason, such persons are prohibited from taking “corporate opportunities” for themselves. Accordingly, Belvedere’s employees, officers and directors are prohibited, without the prior consent of Belvedere’s Board of Directors, from (i) taking for themselves personally opportunities that are discovered through the use of Belvedere property, information or position, or (ii) competing with Belvedere. Such persons are also prohibited from using Belvedere property, information or position for personal gain.

III. Communication of False or Derogatory Information

The communication of false or derogatory information about Belvedere, entities with whom it has business dealings or employees is also a violation of corporate policy, federal and state law and possibly laws of other jurisdictions.

Belvedere has business relationships and other involvements and communications with financial institutions, investors, suppliers, vendors, and government authorities. In all interactions and communications, Belvedere employees, officers, and directors must always be truthful and:

•	Never make dishonest statements, misrepresentations or statements intended to mislead or misinform.

•	Always respond promptly and accurately to requests for information or documents from government agencies. These requests should immediately be brought to the attention of Belvedere’s Chief Financial Officer and authorized prior to providing documentation to outside parties.

•	Direct all media requests for information or statements to Belvedere Investor Relations.

•	Apply the same principles of honesty to all aspects of internal communications and record keeping. Falsification, alteration, or unauthorized destruction of any document, or misrepresentation of any information could result in termination of employment, as well as referral to appropriate authorities.

All documents whether originals, drafts, or duplicates, including all computer files, disk drives, hard disks, floppy disks, CD-ROMs, or any other media must be retained in accordance with applicable law and Belvedere’s policies with respect to retention and preservation of documents. No document may be destroyed, altered, or removed from any file or premise in which it is now stored without prior approval.

IV. Fair Dealing

Belvedere expects its employees, officers and directors to deal fairly with Belvedere’s financial institutions, suppliers, vendors, competitors, agents and employees, to base business relationships on lawful, efficient and fair practices and to use only ethical practices when dealing with actual or potential financial institutions, vendors, competitors, agents, employees and other parties. It is the obligation of every Belvedere employee to conduct business in a manner that avoids even the appearance of ethical or legal impropriety and is consistent with all applicable laws and regulations. Specifically, no Belvedere employee, officer or director should do any of the following:

•	Give or accept anything of value from any current or potential financial institutions, supplier or vendor as an inducement for or in return for business or preferential treatment; or

•	Take advantage of any financial institution, supplier, competitor or employee through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practice.

V. Confidential Information

All Belvedere employees, officers and directors are required to maintain the confidentiality of all non-public information (including electronic information) that they receive or have access to during their employment or service with Belvedere, except when disclosure is authorized or legally mandated. This obligation applies not only to confidential information about Belvedere, but also to confidential information about its financial institutions, suppliers, business partners and employees. You are also prohibited from disclosing confidential information that you obtained at a previous employer, including, but not limited to, trade secrets.

During and following your employment at Belvedere, you shall not directly or indirectly publish, disclose, describe or communicate confidential information, or authorize anyone else to do so for any purpose other than legitimate corporate purposes. Even within Belvedere, you shall only disclose confidential information to those employees who have a business-related “need to know.” You are responsible for avoiding the release of non-public information. Should you have any questions regarding your confidentiality obligations, you should seek guidance from Belvedere management or Belvedere’s Chief Financial Officer.

VI. Inside Information and Securities Trading

In the course of your relationship with Belvedere, you may receive non-public information about Belvedere, its financial institutions or acquisition targets. It is a violation of federal law, and prohibited by Belvedere policy, for any Belvedere employee, officer or director to purchase or sell Belvedere’s securities based on knowledge of material non-public information. This prohibition extends to any trading in the securities of any of Belvedere’s financial institutions or other entities with which Belvedere has a business relationship while in possession of material nonpublic information learned in the course of your employment with Belvedere.

“Material” information is information of such importance that it can be expected to affect the judgment of investors as to whether or not to buy, sell, or hold the securities in question. “Nonpublic” means it is not generally available to the public. Examples of material nonpublic information include, but are not limited to, financial results, projections of future earnings or losses, significant litigation exposure due to actual or threatened litigation, news of a pending or proposed acquisition or merger, corporate partnerships, acquisitions or strategic alliances, news of the disposition of assets, new equity or debt offerings, changes in senior management.

Belvedere prohibits “insiders” from disclosing or trading on “inside information” and further requires all directors, officers and certain employees of Belvedere to obtain approval from Belvedere’s Chief Financial Officer prior to trading in Belvedere securities. Those persons who are subject to this requirement are identified in Belvedere’s Insider Trading Policy and may be obtained from Belvedere’s Chief Financial Officer. Employees, officers and directors are expected to have read and be familiar with Belvedere’s Insider Trading Policy, and to comply fully with its rules and guidelines. All questions regarding securities trading should be directed to Belvedere’s Chief Financial Officer.

VII. Financial Reporting and Accuracy of Company Records

As a public company, Belvedere is required by law to make full, fair, accurate, timely and understandable disclosure in the reports and documents that Belvedere files with, or submits to the SEC and in all other public communications it makes.

In order for Belvedere to comply with its public disclosure obligations, it has adopted the following principles:

•	Business transactions must be properly authorized and be completely and accurately recorded on Belvedere’s books and records in accordance with generally accepted accounting practices, and established Belvedere financial policy.

•	Each Belvedere employee, officer and director must help to maintain the integrity of Belvedere’s record keeping and reporting systems and is responsible for maintaining complete and accurate records, accounting entries and classifications.

•	Belvedere employees, officers and directors are expected to comply fully and accurately with all audits, requests for special record keeping or retention of documents, documents or other material from or on behalf of Belvedere’s auditors, Belvedere’s Chief Financial Officer or Belvedere management.

•	Each employee is responsible for maintaining complete and accurate records, accounts, entries and classifications and for accuracy in expense account vouchers reflecting legitimate business expenses. Misapplication or improper use of corporate funds or property or false entry to records by employees or others must be reported to Belvedere’s Chief Financial Officer and may result in discipline up to and including termination.

VIII. Intellectual Property

Belvedere’s name, logo, formulae, trade secrets, business, marketing and financial plans, databases, records, unpublished financial data and reports and other intellectual property are valuable assets of Belvedere and their protection is critical to our success. Belvedere expects others to respect its intellectual property rights and expects its employees, officers, and directors and agents to respect the intellectual property rights of others. The rules with respect to trademark, trade secret, patent and copyright laws are complex, so you should seek advice from Belvedere’s outside legal counsel if any questions should arise.

IX. Dealings with Public Officials and Government Entities

Belvedere also expects employees to base relationships with public officials and government entities on lawful, efficient and fair practices and to use only ethical practices when dealing with these and other parties. It is the obligation of every Belvedere employee to conduct business in a manner that avoids even the appearance of impropriety and is consistent with all applicable laws and regulations.

Do not directly or indirectly promise, offer or make payment in money or anything of value to anyone, including a government official, agent or employee of a government, political party, labor organization or business entity or a candidate of a political party, with the intent to induce favorable business treatment or to improperly affect business or government decisions. Pay special attention to the treatment of public officials and employees of governmental agencies whose conduct with respect to gifts and meals is controlled by laws and regulations which must be complied with at all times. These laws and regulations are complex and can vary from country to country — and even within a country (e.g. local versus national officials).

Belvedere employees involved in sales or other transactions with governmental customers should take steps to ensure that such transactions comply with all applicable laws and regulations and avoid even the appearance of impropriety. Contact Belvedere’s Chief Financial Officer with specific questions or situations.

X. Use of Company Resources

Ownership of Company Property

Belvedere’s property, including but not limited to its communication equipment, facilities, computers, software, e-mail, voice mail, conferencing equipment and office supplies is owned by Belvedere or operated on its behalf to advance its business strategy and objectives. Belvedere’s company property is in place to enable its employees to perform business-related duties required by their positions. The use of company property is for the sole purpose of conducting business-related tasks.

A limited exception to the “business-only” rule is when conducting “incidental personal business” and is consistent with the following guidelines:

•	Is limited in duration or extent.

•	Does not detract from the user’s attention to or completion of job duties or job performance.

•	Does not subject Belvedere to any significant incremental cost.

•	Is not used to unlawfully obtain, copy, download, distribute software, electronic files, or other materials protected by copyright.

•	Does not otherwise violate the Code of Conduct including but not limited to, provisions related to conflicts of interest and/or disclosure of confidential information.

Computer Resources

Belvedere invests in and uses computer resources (computer hardware, software, supporting infrastructure, network connections and telecommunications equipment) to advance its business strategy and objectives.

•	Computer software (computer programs, databases and related documentation) whether purchased from a supplier or developed by Belvedere is protected by copyright and may also be protected by patent or as a trade secret. Employees are expected to strictly follow the terms and conditions of the license agreements, including provisions not to copy or distribute materials covered by these agreements. These protected materials may not be reproduced for personal use.

•

Use of the Internet and electronic mail should be in support of and to advance Belvedere’s business success. Any personal use of these technologies should not create additional costs for Belvedere, interfere with work duties or violate any company policies, including policies related to defamatory, offensive or threatening messages, gambling, pornography, viruses, chain letters, executable “ready to run” files, “hacking,” etc.

All communications, data or information received, sent or obtained using Belvedere property while employed at Belvedere are not private communications. Unless prohibited by local law, the use of this technology, including electronic mail and the internet, is subject to monitoring by Belvedere.

XI. Media Relations and Public Inquiries

All communications with the news media, regulatory agencies and other entities by Belvedere and its employees are potentially important and reflect upon Belvedere’s image. In addition, Belvedere is subject to various legal requirements with respect to the public dissemination of material or significant events related to its business. It is crucial that communications from Belvedere be handled in a consistent manner, and that all regulatory and legal obligations with respect to disclosure of information be fulfilled.

Communication with the news media is an important part of Belvedere’s ongoing marketing and investor relations programs. Communications with the news media about “material events” and “significant public events” should be directed to Belvedere’s Investor Relations office. All inquiries from regulatory agencies and all inquiries about current or former employees of Belvedere or its subsidiaries should be directed to Belvedere’s Chief Financial Officer. All such communications will be forthright, responsible and in keeping with Belvedere’s legal policies and obligations.

XII. Reporting

Reporting Violations and Making Complaints

Possible violations of the Code of Conduct should be reported immediately. Violations of the Code of Conduct can expose individuals and Belvedere to criminal actions, fines and other serious legal qualifications.

If you observe a situation that may violate this Code, you should report it to Belvedere’s Chief Financial Officer. Employees may contact the Chief Financial Officer to ask questions concerning or to report violations or suspected violations of the Code of Conduct or any law or regulation.

Subject to applicable law, regulation or legal proceedings, your contact will be handled confidentially and, to the extent possible, anonymously. Once your call is received, the information you provide will be referred to the appropriate Belvedere authority and resolved as expeditiously as possible. Please understand that it is more difficult to resolve anonymous complaints.

Our Chief Financial Officer and responsible Belvedere management will treat your information as confidentially as possible in an effort to address your concerns and work with you towards resolution.

In no event will adverse action be taken against you for making a good-faith report to Belvedere.

If the matter involves an accounting or auditing matter, you may report it in writing on a confidential, anonymous basis to the Chairman of the Audit Committee or contact the Chief Financial Officer.

No Retaliation

Employees, officers and directors may bring their concerns forward without fear of retribution or punishment. Belvedere will not retaliate against any employee for reporting suspected violations of laws, regulations or company policies. This means that Belvedere will not terminate, demote, transfer to an undesirable assignment, or otherwise discriminate against an employee for calling attention to suspected illegal or unethical acts. This protection extends to anyone giving information in relation to an investigation. However, Belvedere reserves the right to discipline anyone who knowingly makes a false accusation, provides false information to Belvedere or has otherwise acted improperly.

XIII. Discipline

Failure to follow this Code of Conduct can have substantial consequences. Not only may you be personally liable for the legal or ethical violation (which may result in fines or even jail time), you may also be subject to disciplinary proceedings, including termination.

XIV. Waivers of the Corporate Code of Conduct

Any waiver of this Code of Conduct for executive officers or directors may be made only by the Board of Directors or a Board Committee and will be promptly disclosed as required by law or by SEC or NYSE regulations. Waivers of this Code for a non-officer employee may be made by the President or Chief Financial Officer only upon the employee making full disclosure in advance of the transaction in question. This Code of Conduct may be amended or modified at any time by the Board of Directors.

XV. Acknowledgement

Employees, officers and directors will be asked annually to sign a statement affirming that they have read and understood this Code of Conduct and that they are in compliance with the Code of Conduct.